EXHIBIT 99.1

Alio Gold Completes Sale of San Francisco Mine

(all in US$ unless otherwise noted)

VANCOUVER, British Columbia, May 06, 2020 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”), has completed the previously announced sale of the San Francisco Mine to Magna Gold Corp. (“Magna”). Under the terms of the agreement a subsidiary of Alio Gold, Timmins GoldCorp Mexico S.A. de C.V. (“Timmins”), a company organized under the laws of Mexico, has received 9,740,000 common shares (the “Consideration Shares”) of Magna and will receive $5 million in cash (or a 1% NSR royalty in respect of the San Francisco Mine, if the cash payment is not made by Magna) within twelve months.

Prior to this transaction, Alio Gold and its subsidiaries did not own or control, directly or indirectly, any common shares of Magna (“Common Shares”) or securities convertible into Common Shares.  Immediately following the acquisition of the Consideration Shares, and after giving effect to the completion of the concurrent financing by Magna, Alio Gold, through Timmins, owned and controlled 9,740,000 Common Shares, representing approximately 17.48% of the current issued and outstanding Magna Common Shares on a non-diluted basis.

Alio Gold, through Timmins, acquired the Consideration Shares for investment purposes and as partial consideration for the sale by the Company of the San Francisco Mine. The Company may, through Timmins or otherwise, from time to time acquire additional securities, dispose of some or all of the existing or additional securities or may continue to hold the securities of Magna.

Magna’s head office is located at 18 King St E, Suite 902, Toronto, Ontario, M5C 1C4. Timmins’ head office is located at Suite 507, 700 West Pender Street, Vancouver, BC V6C 1G8.

To obtain a copy of the early warning report filed under applicable Canadian securities laws in connection with the transactions hereunder, please see Magna’s profile on the SEDAR website: www.sedar.com.

In addition, the Company hereby notifies shareholders, in accordance with the requirements of the NYSE MKT LLC, that the Company’s audited financial statements for the year ended December 31, 2019 are available on the Company’s website at www.aliogold.com. Shareholders may also request a hard copy of the complete audited financial statements free of charge by emailing info@aliogold.com. The Company’s annual report on Form 20-F has been filed with the Securities and Exchange Commission and is available at www.sec.gov and also at www.aliogold.com.

About Alio Gold

Alio Gold is a gold mining company. We are focused on the safe and profitable production of gold from our cornerstone asset, the 100% owned Florida Canyon Mine in Nevada, USA. The Company also owns the development stage Ana Paula Project in Guerrero, Mexico.

For further information and to obtain a copy of the early warning report, please contact:
Mark Backens
President & CEO
604-682-4002
info@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange American accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news releases include, but are not limited to, statements which relate to future events. Such statements include statements in respect of the receipt of any deferred payment amounts by Alio Gold, the future grant of a 1% NSR royalty to Alio Gold over the San Francisco Mine and Alio Gold’s plans and intentions with respect to its ownership of Common Shares of Magna.

Such forward-looking statements are based on a number of material factors and assumptions, including that Magna will perform its obligations under the share purchase agreement in respect of the sale of the San Francisco Mine. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release include, but are not limited to, the risk that Magna refuses to perform its obligations under the share purchase agreement in respect of the sale of the San Francisco Mine, or such agreement is otherwise breached by the parties thereto.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in this news release, except as otherwise required by applicable law.